UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Following the acquisition by 11172239 Canada Inc. (the “Purchaser”), a company incorporated and organized under the Canada Business Corporations Act (the “CBCA”), of all of the issued and outstanding subordinate voting shares (the “SVS”) of EXFO Inc., a Canadian corporation, other than the SVS held directly or indirectly by the Purchaser, by way of a plan of arrangement under the CBCA, which was completed on August 27, 2021, EXFO and the Purchaser effected a statutory vertical short-form amalgamation (the “Amalgamation”) on September 1, 2021, with the Purchaser and EXFO continuing as one corporation under the name “EXFO Inc.”

This report on Form 6-K sets forth the Certificate of Amalgamation and Articles which is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: September 3, 2021

Certificate of Amalgamation Canada Business Corporations Act Loi canadienne sur les sociétés par actions Certificat de fusion EXFO Inc. 1330375-6 Corporate name / Dénomination sociale Corporation number / Numéro de société I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation. JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints. Raymond Edwards Date of Amalgamation (YYYY-MM-DD) Date de fusion (AAAA-MM-JJ) Canada

Director / Directeur 2021-09-01 l♦I Innovation, Science and Economie Development Canada Corporations Canada Innovation, Sciences et Développement économique Canada Corporations Canada Canada Business Corporations Act (CBCA) FORM9 ARTICLES OF AMALGAMATION (Section 185) 1 - Corporate name of the amalgamated corporation 1 EXF'O Inc. 2 - The province or territory in Canada where the registered office is situated (do not indicate the full address) IQuebec 3 - The classes and any maximum number of shares that the corporation is authorized to issue See the attached schedule 4 forming an integral part hereof. 4 - Restrictions, if any, on share transfers See the attached schedule 2 forming an integral part hereof. 5 - Minimum and maximum number of directors (for a fixed number of directors, p/ease indicate the same number in bath boxes) Minimum number Q Maximum number 6 - Restrictions, if any, on the business the corporation may carry on None 7 - Other provisions, if any See the attached schedule 3 forming an integral part hereof. 8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: 183 - Long form 184(1) - Vertical short-form : 184(2) - Horizontal short-form 0 raepsporlouvtieodn b oyf sspheacreiahl olders @ dapirpercotovresd by resolution of 0 dapirpercotovresd by resolution of 9 – Declaration 1 hereby certify that I am a director or an authorized officer of the following corporatiop(""' /1 Name of the amalgamating corporations Corporation numbE{r { J / J / SignaturP. 11172239 CANADA INC. 1117223 9 ' V V ,.,, I C / r--P<.:- I EXF'O Inc. 197586-2 \ /Y ,Y / - Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). ISED-ISDE 3190E (2020101) Page 1 or 2 1 Canada

SCHEDULE 4

The shares of the Corporation shall consist of an unlimited number of Common Shares. The rights, privileges, restrictions and conditions attaching to such class of shares are as follows:

1.	COMMON SHARES

1.1          DIVIDENDS. The holders of the Common Shares shall be entitled to receive any dividend declared thereon by the directors of the Corporation, in the amount and at the time determined by the directors.

1.2          LIQUIDATION.  In the event of the liquidation or dissolution of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to any dividends declared thereon and remaining unpaid, and to the remaining assets and funds of the Corporation.

1.3          VOTING RIGHTS.  The holders of the Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation, other than meetings where only the holders of a specific class of shares are entitled to vote, and shall have on a poll one (1) vote in respect of each outstanding Common Shares held by them.

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SCHEDULE 2

to the Articles of Amalgamation

Restrictions on share transfers

The shares of the Corporation shall not be transferred without the consent of either (i) the directors evidenced by a resolution passed or signed by them and recorded in the books of the Corporation or (ii) the holders of a majority of votes attached to the outstanding voting shares of the Corporation.

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SCHEDULE 3

Other provisions, if any

Whenever the Articles of the Corporation provide for a minimum and a maximum number of directors, the number may be determined by the directors from time to time.

Securities of the Corporation, other than shares and non-convertible debt securities, shall not be transferred without compliance with the restrictions on transfer contained in the applicable securityholders’ agreement or, absent any such restrictions, shall not be transferred without the consent of the directors of the Corporation.

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